UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 001-31945

DIRECTV 401(k) SAVINGS PLAN

DIRECTV
2260 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
The Plan and the address of its
principal executive offices)

(310) 964-5000
(Registrant's telephone number, including area code)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer
2260 East Imperial Highway
El Segundo, California 90245

DIRECTV 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements

	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	5

	Notes to the Financial Statements	6

	Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2013	14

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBITS

	Exhibit 23.1- Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP	15

DIRECTV 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV 401(k) Savings Plan
(Name of Plan)

Date: May 22, 2014	By:	/s/Paul A. James
Paul A. James
Senior Vice President, Finance

DIRECTV 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
of the DIRECTV 401(k) Savings Plan
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV 401(k) Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ CROWE HORWATH LLP
Crowe Horwath LLP

Oak Brook, Illinois
May 22, 2014

DIRECTV 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
	(Dollars in Thousands)
INTEREST IN NET ASSETS OF THE MASTER TRUST (Notes 2 and 3)	$2,180,134	$1,851,244
CONTRIBUTIONS RECEIVABLE
Employee	210	—
Employer	1,518	1,188
Total contributions receivable	1,728	1,188
TOTAL ASSETS	2,181,862	1,852,432
NET ASSETS AVAILABLE FOR BENEFITS, REFLECTING INVESTMENTS AT FAIR VALUE	2,181,862	1,852,432
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,145)	(11,371)
NET ASSETS AVAILABLE FOR BENEFITS	$2,178,717	$1,841,061
__________
See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Year Ended
December 31, 2013
(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Notes 2 and 3)	$419,009
OTHER ACTIVITIES:
Employee contributions	68,556
Employer contributions	34,658
Benefit payments	(182,733)
(79,519)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS ( BEFORE TRANSFER )	339,490
Plan Transfer Out (Note 1)	(1,834)
NET INCREASE	337,656
NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	1,841,061
END OF YEAR	$2,178,717
__________
See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.    PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan - The DIRECTV 401(k) Savings Plan (the “Plan”), is a defined contribution plan of DIRECTV (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust Company (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description.

In April 2013, DIRECTV Sports Networks launched a new regional sports network partnership with Seattle Mariners. As a result, the ROOT team in the Bellevue, WA office was divested to be employed by the new entity. Plan assets of approximately $1.8 million were transferred out of the Plan and into the NW Sports 401(k) Plan in June 2013.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Investment Valuation and Income Recognition - The Plan participates in the DIRECTV Savings Plan Group, Inc. Master Trust (the “Master Trust”). All of the Plan's investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the Plan's interest in the net assets of the Master Trust reflecting all of its investments at fair value. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income from the Master Trust includes the Plan's interest in the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Risks and Uncertainties - The Plan invests in the Master Trust which utilizes various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan's financial statements and participants' account balances.

Income Taxes - The Plan obtained its latest determination letter on March 28, 2013 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since the effective date of the determination letter and has applied for a new determination letter. Plan Management believes that no provision for federal income taxes is necessary in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is not subject to income tax examinations for years prior to 2009.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

Contributions - Participants’ contributions are recorded in the period in which they are withheld by DIRECTV. Employer Matching contributions are recorded in the same period that participants' contributions are recorded. Any additional company match amount due or “True-Up” will be calculated and posted to employees’ accounts on or about the end of the quarter immediately following plan-year end. Plan’s contribution receivable are made in cash and reported at fair value.

Notes Receivable from Participants - Notes receivable from participants are reported within the Plan's investment in the Master Trust at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Management and Administrative Expenses - Investment management fees are incurred against each fund option held by the Master Trust, which effectively reduces the fund’s investment performance.  All administrative expenses of the Plan, including but not limited to record keeping, trustee and audit fees are paid by participants in the plan through a monthly fee assessment.

NOTE 3.     INFORMATION CONCERNING THE MASTER TRUST AND FAIR VALUE MEASUREMENTS

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of plan assets for investment and administrative purposes. The assets of the Master Trust and the Plan are held by State Street. As of and for the year ended December 31, 2013, and as of December 31, 2012, the DIRECTV 401(k) Savings Plan was the only Plan in the Master Trust.

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	December 31, 2013	December 31, 2012
	(Dollars in Thousands)
Total investments, at fair value	$2,144,403	$1,824,431
Notes receivable from participants	35,678	27,312
Dividends and interest receivable	748	755
Receivable for securities sold	176	313
Payable for securities purchased	(177)	(423)
Payable for investment management and administrative expenses	(694)	(1,144)
NET ASSETS OF THE MASTER TRUST REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,180,134	1,851,244
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,145)	(11,371)
NET ASSETS OF THE MASTER TRUST	$2,176,989	$1,839,873

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

b) NET INVESTMENT INCOME OF THE MASTER TRUST AND THE PLAN FOR THE YEAR ENDED DECEMBER 31, 2013:

Year Ended
December 31, 2013
(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES
Net appreciation in fair value of investments:
DIRECTV Common Stock	$88,930
Other Common Stock	154,030
Collective Trusts	94,470
Mutual Funds	56,325
Net appreciation in fair value of investments	393,755
DIVIDENDS AND INTEREST INCOME	30,374
INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(5,120)
NET INVESTMENT INCOME	$419,009

c) The following table presents the fair values of the Plan’s participant-directed investments in the Master Trust which represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2013
	(Dollars in Thousands)

DIRECTV Common stock	$303,465	$248,156
Collective Trusts
Galliard Stable Value Fund (Contract value: 2013 - $135,187 and $142,670 for 2012)	136,268	146,665
Invesco Stable Value Trust (Contract value: 2013 - $138,450 and $146,157 for 2012)	140,166	151,608

Fair value is the price that would be received by the Plan or Master Trust for an asset or paid by the Plan or Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements establish a fair value hierarchy which requires the Plan and Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Valuation is based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable, for substantially the full term of the asset or liability.

Level 3: Valuation is based upon other unobservable inputs that are not corroborated by market data.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Common stocks: Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (level 1 inputs).

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the Plan's financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary.

The fixed income funds primarily invest in high quality bonds and other fixed income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities. It seeks to track the performance of the Barclays Capital Aggregate Bond Index. The balanced fund primarily invests in inflation sensitive equities, commodities, treasury inflation protected securities (TIPS) and emerging market inflation-linked bonds. It seeks to provide returns above inflation as calculated by the U.S. Consumer Price Index over a market cycle. The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long-term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index. The small/mid cap funds invest primarily in U.S. smaller capitalization equity securities and some mid-capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell 2500 Index, or generally to seek long-term capital appreciation through the fund's investment strategy. The international equity funds invest primarily in established foreign companies or companies of emerging markets outside the U.S. and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World ex-U.S. Index. The Lifecycle funds seek active returns until each fund's targeted retirement date, designed for investors expecting to retire in or around the year indicated in the fund's name. The Lifecycle funds invest in domestic and international stocks, fixed income securities, and short-term investments. Effective September 30, 2013, a new family of passive target date funds managed by State Street Global Advisors (SSgA) replaced the Plan’s active Lifecycle funds, managed by Pyramis. The Target Retirement Funds seek their objectives by investing in a set of underlying SSgA collective trust funds representing various assets classes, such as stocks, real estate investment trusts, commodities interests and fixed-income securities. Each Fund’s asset allocation becomes more conservative as it approaches its target retirement date. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Stable value fund: The fair values of participation units in the stable value collective trusts are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund seeks to provide stability of principal and interest, and to achieve higher returns over time than money market funds. The fund invests in investment contracts offered by major banks, insurance companies, and other financial institutions. Such contracts include Guaranteed Investment Contracts, which pay interest at a specified rate and repay principal at maturity, and wrapped fixed income contracts, which consist of contracts designed to smooth out the investment return on an underlying portfolio of diversified, high quality fixed income securities. These underlying investments primarily include government, corporate, mortgage-backed and asset-backed securities. The fund also invests in short-term investments to provide for liquidity needs. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2013:

	Investment Assets at Fair Value as of December 31, 2013
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$29,738	$—	$—	$29,738
Large cap equity funds	192,361	—	—	192,361
Small/mid cap equity funds	45,137	—	—	45,137
International equity funds	36,899	—	—	36,899
Company common stock
Domestic large cap	303,465	—	—	303,465
Common stocks
Domestic large cap	508,508	—	—	508,508
Domestic small/mid cap	22,764	—	—	22,764
Collective trusts
Short-term investment fund	—	11,675	—	11,675
Stable value fund	—	349,445	—	349,445
Fixed income funds	—	55,681	—	55,681
Balanced funds	—	7,825	—	7,825
Large cap equity funds	—	124,842	—	124,842
Small/mid cap equity funds	—	89,333	—	89,333
International equity funds	—	76,644	—	76,644
Target retirement fixed income funds	—	29,144	—	29,144
Target retirement blended funds	—	65,426	—	65,426
Target retirement equity funds	—	195,516	—	195,516
Total Investments	$1,138,872	$1,005,531	$—	$2,144,403

There were no transfers between level 1 and level 2 during the year ended December 31, 2013.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2012:

	Investment Assets at Fair Value as of December 31, 2012
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$36,805	$—	$—	$36,805
Large cap equity funds	148,805	—	—	148,805
Small/mid cap equity funds	33,037	—	—	33,037
International equity funds	36,165	—	—	36,165
Company common stock
Domestic large cap	248,156	—	—	248,156
Common stocks
Domestic large cap	412,732	—	—	412,732
Domestic small/mid cap	35,352	—	—	35,352
Collective trusts
Short-term investment fund	—	9,189	—	9,189
Stable value fund	—	376,985	—	376,985
Fixed income funds	—	62,935	—	62,935
Balanced funds	—	9,657		9,657
Large cap equity funds	—	80,289	—	80,289
Small/mid cap equity funds	—	33,823	—	33,823
International equity funds	—	51,467	—	51,467
Lifecycle target date fixed income funds	—	45,449	—	45,449
Lifecycle target date blended funds	—	52,031	—	52,031
Lifecycle target date equity funds	—	151,554	—	151,554
Total Investments	$951,052	$873,379	$—	$1,824,431

Fully Benefit-Responsive Investment Contracts: While Master Trust investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Master Trust's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Master Trust's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Master Trust holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

NOTE 4.    PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible participants may contribute from 1 percent to 50 percent (in whole percentages) of their compensation to the Plan. If an eligible employee does not enroll during the first 35 days after hire or rehire, the employee will be automatically enrolled in the Plan at 3 percent contribution. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 3.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The Company contributes an amount equal to 100 percent of the individual employee's contribution to the Plan up to 4 percent of the employee's compensation. During the year, some employees may not receive the full company match that they are eligible for due to certain IRS limits or changes they made to their contribution elections. Any additional company match amount due or “True-Up” will be calculated and posted to employees’ accounts on or about the end of the quarter immediately following plan-year end. At December 31, 2013 and December 31, 2012, employer contributions receivable totaled $1,518,000 and $1,188,000 respectively.

Individual accounts are maintained for each participant. Each participant's account is maintained to reflect: (i) credits for contributions into the Plan, (ii) credits for the Company's applicable matching contributions, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan's administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching contributions is based on years of service. For Company matching contributions made on or after December 1, 2010, participants become fully vested after two years of service. For all Company matching contributions made before December 1, 2010, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments. If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At December 31, 2013 and 2012, the Plan assets included forfeited Company contributions that totaled $420,842 and $433,992, respectively. These amounts will be used to reduce future employer contributions. During the year ended December 31, 2013, the forfeitures used to reduce employer contributions were $1,561,165.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant's account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years (except for residential loans where maturities extend to 15 years, effective July 1, 2010). The loans mature between 2014 and 2028 at interest rates ranging from 4.25% to 9.25%.

NOTE 6.    PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of December 31, 2013 and December 31, 2012 totaled $227,517 and $863,161, respectively.

NOTE 7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2013 and 2012, the Plan held, through the Master Trust, 4,392,315 and 4,947,299 shares, respectively, of common stock of DIRECTV, the sponsoring employer. The Plan's investment in DIRECTV common stock, held within its investment in Master Trust, reflects 13.94% and 13.49%, respectively, of net assets available for benefits as of December 31, 2013 and 2012.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

Certain Master Trust investments are shares of collective trust funds managed by State Street Global Advisors (SSgA) which is the investment arm of State Street, the trustee of the Plan and issuer of these collective trust funds. These transactions qualify as exempt party in-interest transactions. Certain assets of the Master Trust are loans to plan participants, and hence these transactions are party-in-interest transactions. The Master Trust also pays expenses for administration of the Master Trust and participating plans in the Master Trust and these transactions qualify as party-in-interest transactions.

Some of the Plan’s investments in collective trusts are managed by Mercer Investment Management Co., an investment manager, and its affiliates, which are also exempt party-in-interest transactions. Actual fees paid by the Plan for investment management also qualify as parties-in-interest transactions and offset investment income in the accompanying financial statements.

NOTE 8.    SUBSEQUENT EVENTS

On May 18, 2014, DIRECTV and AT&T announced that they have entered into a definitive agreement under which AT&T will acquire DIRECTV in a stock-and-cash transaction. The agreement has been approved unanimously by the Boards of Directors of both companies. DIRECTV shareholders will receive $95.00 per share under the terms of the merger, comprised of $28.50 per share in cash and $66.50 per share in AT&T stock. The stock portion will be subject to a collar such that DIRECTV shareholders will receive 1.905 AT&T shares if AT&T stock price is below $34.90 at closing and 1.724 AT&T shares if AT&T stock price is above $38.58 at closing. If AT&T stock price at closing is between $34.90 and $38.58, DIRECTV shareholders will receive a number of shares between 1.724 and 1.905, equal to $66.50 in value.   The merger is subject to approval by DIRECTV shareholders and review by the U.S. Federal Communications Commission, U.S. Department of Justice, a few states and some Latin American countries.  The transaction is expected to close within approximately 12 months.  The impact, if any, to the DIRECTV 401(k) Savings Plan is not known at this time.

NOTE 9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	December 31, 2013	December 31, 2012
	(Dollars in Thousands)
Net assets available for benefits per the financial statements	$2,178,717	$1,841,061
Payable to participants	(228)	(863)
Net assets per the Form 5500	$2,178,489	$1,840,198

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2013, per the financial statements to the net income reported in the Form 5500:

Year Ended
December 31, 2013
(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$339,490
Payable to participants - current period	(228)
Payable to participants - prior period	863
Net gain per the Form 5500	$340,125

***

DIRECTV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Name of Plan Sponsor: DIRECTV
Employment Identification Number: 26-4772533
Three Digit Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Various Participants	Participant Loans (maturing between 2014 and 2028 at interest rates from 4.25% to 9.25%)	$35,677,616
* Party-in-interest